Filed Pursuant to Rule 433

Registration No. 333-266775

Term Sheet

March 17, 2025

Issuer:	American Honda Finance Corporation

Issuer Legal Entity Identifier:	B6Q2VFHD1797Q7NZ3E43

Security:	Fixed Rate Medium-Term Notes, Series A

Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A3 (stable outlook) Standard & Poor’s Ratings Services: A- (stable outlook)

ISIN/Common Code/CUSIP:	XS3032018239 / 303201823 / 026657 BC9

Trade Date:	March 17, 2025

Original Issue Date**:	March 21, 2025 (T+4)

Stated Maturity Date:	March 21, 2029

Principal Amount:	€650,000,000

Benchmark Government Security:	DBR 0.250% due February 15, 2029

Benchmark Government Security Yield:	2.271%

Spread to Benchmark Government Security:	+106.1 bps

Mid-Swap Yield:	2.432%

Re-Offer Yield:	3.332%

Re-Offer Spread to Mid-Swaps:	+90 bps

Price to Public:	99.882%

Commission:	0.2875%

Net Proceeds to Issuer:	99.5945% / €647,364,250

Interest Rate:	3.300% per annum, accruing from March 21, 2025

All-in-Yield:	3.410%

Interest Payment Frequency:	Annual

Interest Payment Dates:	Each March 21, beginning on March 21, 2026, and at maturity

Day Count Convention:	Actual / Actual (ICMA)

Currency of Payment:	Euro

Payment of Additional Amounts:	Yes, as provided in the preliminary pricing supplement dated March 17, 2025 (the “Preliminary Pricing Supplement”).

Redemption for Tax Reasons:	Yes, as provided in the Preliminary Pricing Supplement.

Optional Redemption:	Comparable Government Bond Rate +20 bps, plus unpaid interest, if any, accrued thereon to but excluding the redemption date, as provided in the Preliminary Pricing Supplement.

Listing:	Application will be made to list the Notes on the New York Stock Exchange although the Issuer cannot guarantee such listing will be obtained.

Business Day Convention:	If any Interest Payment Date, the Stated Maturity Date or earlier redemption date falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date, the Stated Maturity Date or earlier redemption date, as the case may be, to the date of such payment on the next succeeding Business Day.

Record Dates:	Save as provided below, the 15th calendar day, whether or not a Business Day, immediately preceding the related Interest Payment Date; provided that, in the case of Notes represented by a global note, the regular record date for the Notes will be the clearing system business day (for this purpose a day on which Clearstream Banking S.A. and Euroclear Bank SA/NV are open for business) immediately preceding the related Interest Payment Date.

Trustee and Paying Agent:	Deutsche Bank Trust Company Americas

Registrar and Transfer Agent:	Deutsche Bank Trust Company Americas

Business Days:	Any day, other than a Saturday or Sunday, (i) which is not a day on which banking institutions in the City of New York or London are authorized or required by law, regulation or executive order to close and (ii) on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system (T2) or any successor or replacement for that system, is open.

Minimum Denominations:	€100,000 and €1,000 increments thereafter

Joint Book-Running Managers:	Deutsche Bank AG, London Branch SMBC Bank International plc Société Générale Wells Fargo Securities International Limited

Co-Managers:	J.P. Morgan Securities plc Merrill Lynch International Mizuho International plc The Toronto-Dominion Bank

*	A securities rating is not a recommendation to buy, sell or hold securities and may be changed or withdrawn at any time.
**

It is expected that delivery of the Notes will be made against payment therefor on or about March 21, 2025, which will be the fourth U.S. business day following the date of the pricing of the Notes. Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one U.S. business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to the U.S. business day before the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

MiFiD II and UK MiFIR – professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (MiFiD II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the European Economic Area (the “EEA”) or in the United Kingdom.

This term sheet supplements the Preliminary Pricing Supplement, the prospectus supplement dated August 8, 2024 and the related prospectus dated August 11, 2022; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the Preliminary Pricing Supplement or the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus, prospectus supplement, the Preliminary Pricing Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the aforementioned prospectus, the prospectus supplement and the applicable pricing supplement if you request them by contacting Deutsche Bank AG, London Branch toll-free at 1-800-503-4611, SMBC Bank International plc at +44-204-507-1000, Société Générale toll-free at 1-855-881-2108 or Wells Fargo Securities International Limited toll-free at 1-800-645-3751.

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